EXHIBIT 99.1

Electra Reactivates Construction at Cobalt Sulfate Refinery

TORONTO, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, has resumed construction at its cobalt sulfate refinery following the arrangement of approximately US$82 million in project financing.

This brownfield expansion positions Electra to complete North America’s first cobalt sulfate refinery, with permits and infrastructure in place, major equipment already on site, and supported by a fully funded capital program.

Highlights:

  Construction resumes at North America’s first cobalt sulfate refinery, a brownfield expansion fully funded for completion and commissioning.
  US$82 million of financing secured, including US$48 million in support from the U.S., Canadian and Ontario governments.
  The refinery is designed to produce 6,500 tonnes of battery-grade cobalt annually, supplying a critical input for North American defense and industrial applications.

“We have been building toward this moment for several years,” said Trent Mell, CEO. “Today, government support, private investment, and industrial policy are aligned to make completion of this refinery possible and to deliver a critical asset for North America. With the right team in place and a clear mandate, we are committed to driving this project through to completion. Once operational, this refinery will prove that midstream processing can be successfully onshored, creating a foundation for future growth.”

“This builds on the significant progress already achieved,” said Paolo Toscano, Vice President, Projects & Engineering. “Our focus is on disciplined execution, including completing detailed engineering, issuing key tenders, and ramping up site activity ahead of broader construction mobilization early next year. With infrastructure and equipment already in place, the restart of construction represents a major milestone for Electra. Our priorities remain safety, quality, and delivering the project on schedule as we target commissioning in 2027.”

Electra has engaged EXP to provide construction management support for the Construction Reactivation execution. Work is now underway to advance site preparations, reinstate mechanical, electrical, and instrumentation systems, and maintain project momentum through the winter.

Key program activities include:

  Finalizing detailed engineering, including completion of P&IDs, HAZOP reviews, and as-built mechanical scans.
  Restarting piping, electrical, and instrumentation work, including procurement and reactivation of critical mechanical and electrical components such as valves and control systems.
  Issuing major mechanical, electrical, and instrumentation packages for tender and award of the contract.
  Upgrading existing conveyor systems and electrical infrastructure to align with the updated design.
  Advancing project controls, budget and schedule updates, and logistics planning to support full construction mobilization in early 2026.
  Site preparation and materials handling installations, including laydown areas, warehousing, and logistics support for equipment and materials.

The workforce is expected to increase substantially once major mechanical, electrical, and instrumentation contracts are awarded, positioning the site for full-scale construction in early 2026. The Company’s team is currently reviewing the construction schedule and capital estimates. The previous 2023 re-baseline estimate of US$60 million is being updated to reflect inflationary impacts and work already completed. Electra intends to provide a further market update in January, providing greater visibility into final cost, an accelerated schedule, and execution milestones.

The restart of construction marks a key milestone in Electra’s strategy to onshore the midstream of North America’s critical minerals supply chain. Once commissioned, the refinery will be the only cobalt sulfate production facility in North America and one of just two major facilities outside China, capable of producing 6,500 tonnes of battery-grade cobalt sulfate annually. Its output will supply a critical input for lithium-ion battery manufacturing and strengthen domestic industrial, defense, and energy storage supply chain resilience.

The construction and commissioning of Electra’s cobalt refinery project is fully funded through a combination of equity financing, as announced in October 2025, and government support. It has received previously announced commitments totaling approximately US$48 million in non-dilutive funding from three levels of government: the U.S. Department of War (August 2024), the Government of Canada (March 2025), and Invest Ontario (September 2025).

Electra has an offtake arrangement with LG Energy Solution, one of the world’s largest battery manufacturers, underscoring its strategic role in the North American battery materials supply chain. The refinery will process responsibly sourced cobalt feedstock supplied by Glencore and Eurasian Resources Group (ERG), with whom Electra already has commercial agreements in place, into high-purity cobalt sulfate that meets the stringent specifications of tier-one battery cell manufacturers. Test work is also underway on North American feedstocks, including cobalt from the Idaho Cobalt Belt, to assess their suitability for future processing. The refinery features a modular and flexible design to accommodate future expansion opportunities.

Electra’s operations are aligned with U.S. and Canadian industrial policy aimed at reshoring critical minerals processing, strengthening economic and national security, and reducing dependence on overseas supply chains. As part of a broader vision for a vertically integrated critical minerals supply chain, the refinery provides a crucial midstream link connecting upstream mining to downstream cell manufacturing in North America.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements,. including those concerning the completion of funding from the Government of Canada and Invest Ontario, Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.